Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Lexar Media, Inc.
Commission File No.: 000-31103
The following materials were presented by Eric B. Stang, the President, Chief Executive Officer and Chairman of the Board of Lexar Media, Inc. (“Lexar”) and Michael P. Scarpelli, the Chief Financial Officer of Lexar, at a meeting on May 9, 2006 between Lexar and Institutional Shareholder Services:

Eric B. Stang Chairman, Chief Executive Officer and President Michael P. Scarpelli Chief Financial Officer May 9, 2006 Investor Presentation

Forward-Looking Statement This presentation contains forward-looking statements, including the benefits of the proposed merger, issues related to the completion of the merger, the challenges facing Lexar as an independent company should the merger not be completed and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from results expressed or implied by this presentation. Such risks include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger, including approval of the transaction by Lexar stockholders; satisfaction of closing conditions to the transaction; protection of intellectual property; competitors or competitors; actions; future economic conditions, performance or business prospects and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risks is contained in the Risk Factors sections of Lexar's most recently filed Form 10-Q and the Registration Statement on form S-4, as amended, filed by Micron on May 2, 2006. Lexar and Micron undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

Where to Find Additional Information Micron Technology, Inc. has filed a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus in connection with the merger transaction involving Micron and Lexar. Investors and security holders are urged to read this filing because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar's chief financial officer at 510-413-1200. Investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron general counsel's office at 208-368-4000. Lexar and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lexar in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the definitive proxy statement/prospectus of Lexar described above. Additional information regarding the directors and executive officers of Lexar is also included in Lexar's Form 10-K/A filed for the year ended December 31, 2005, which was filed with the SEC on April 10, 2006. These documents are available free of charge at the SEC's web site at www.sec.gov and from Lexar as described above.

Agenda Background Merger Economics Board Process Strategic Rationale Valuation Analysis Wall Street Analyst Reaction Roadmap to Completion Appendix: Transaction Overview

Lexar Media: A Brief Overview Lexar designs, develops, manufactures and markets high performance digital media products, as well as other flash-based storage products Products include flash memory cards, portable USB flash drives, and other OEM solutions Markets include digital photography, mobile handsets, and other consumer electronics, computer, industrial, and communications markets Customers include retailers, distributors, OEMs and licensees 63% of total net product revenue from North America, 14% from Europe, 3% from Japan and 20% from elsewhere Wal-Mart represented 19.6% of 2005 revenue 96 patents awarded or allowed as of March 31, 2006 2005 Revenues $853 million, Net loss $36.2 million

Business Update Challenging industry operating environment Declining average selling prices Increasing competition Either supply shortages or oversupply Rapid technological change and product obsolescence Evolving industry standards Competitors with stronger business models Greater access to flash memory Substantially greater financial, technical, marketing and other resources Broader product lines and longer standing relationships with retailers, OEMs and end users Continuing difficult financial condition for Lexar 2005 net loss $(36.2) million; 2004 net loss $(75.5) million Quarterly revenue declined: $239 million in Q4 2005 to $125 million in 1Q 2006 Quarterly net loss increased: $(23.8) million in Q4 2005 to $(36.8) million in 1Q 2006

Merger Economics 0.5625 shares of Micron common stock for each share of Lexar $9.59 per share (or $980 million on a fully diluted basis) based on Micron's closing stock price on May 5, 2006 Premiums of 28%, 33% and 19% to the average closing price for one week, four weeks and eight weeks, respectively Based on March 3, 2006 (the Friday before the merger agreement was signed) A 35% premium based on current Micron's closing price as of May 5, 2006

Merger Economics and Lexar Stock Price Lexar closing price and volume - last two years: Implied deal price per share as of 05/05/06: $9.59

Merger Economics and Lexar Market Capitalization Lexar market capitalization since 2003: 03/30/05: $70MM convertible issuance Note: Assumes the $70MM convertible notes were in-the-money and treated as equity since issuance. 09/10/03: $82.5MM follow-on offering 01/25/05: Earnings preannouncement 03/23 - 03/24/05: $465MM Toshiba judgment awarded 12/02/05: $465MM Toshiba award set aside 02/13/06: Earnings preannouncement 03/8/06: Micron transaction announced 04/15/04: Earnings pre-announcement Implied transaction value as of 05/05/06: $980 million

Independent Board Lexar's board of directors* is composed of independent directors, who are committed to enhancing stockholder value William T. Dodds - Vice President of The Woodbridge Company Limited; Vice President and Secretary of Thomvest Holdings Inc. Robert C. Hinckley - consultant; former Vice President, Strategic Plans and Programs, General Counsel and Secretary of Xilinx, Inc. Brian D. Jacobs - founder and Managing General Partner of venture capital firm Emergence Capital Partners Charles E. Levine - consultant; former President of Sprint PCS Mary Tripsas - Assistant Professor at the Harvard Business School * In addition to Lexar's CEO/President Eric Stang and its CTO/EVP Petro Estakhri

Extensive and Thorough Board Process In early 2005, Lexar's Board determined to explore strategic alternatives, including a sale of the company Right time for a transaction - future viability increasingly uncertain Price of Lexar core products coming under increasingly intense downward pressure Lexar's board of directors* conducted an extensive and thorough exploration of strategic alternatives Lexar and Deutsche Bank contacted and /or received inquiries from 11 parties Eight companies entered into non-disclosure agreements Five companies engaged in formal due diligence Lexar's board received two acquisition proposals, one of which was from Micron Lexar's board met approximately 20 times to consider various strategic possibilities * With assistance of financial advisor Deutsche Bank and legal advisor Fenwick & West

Extensive and Thorough Board Process (cont'd) Lexar's board unanimously determined that the proposed stock-for-stock merger agreement with Micron is fair to, and in the best interests of, Lexar and its stockholders Lexar's board of directors considered, among other things: Value of Lexar's patent portfolio to any given potential acquiror Value of Lexar's retail channels to any given potential acquiror Micron was ultimately the only party who submitted a formal offer that the Lexar Board and advisors determined: Provided an appropriate valuation Provided and appropriate likelihood of consummation / certainty of completion

Strategic Rationale for Micron Merger Strategic rationale for Micron / Lexar merger Achieve vertical integration and enhance gross margin by gaining access to Micron's low-cost flash memory supply Quickly enhance Lexar products and develop products for new market opportunities especially with respect to opportunities in the emerging mobile handset and solid state computing segments Leverage Micron's strength in the flash business, financial position, and its strategic partnership with Intel Join with one of only a couple of leaders in the flash memory space Realize potential cost synergies enable Lexar to improve inventory management, optimize product architectures to reduce production costs and reduce product handling, testing, and packaging charges Remove Lexar's uncertain prospects as a stand-alone entity

Challenges as a Stand-alone Company Disappointing recent financial results, anticipated difficulty in returning to profitability and accumulated deficit Decline in revenue with respect to our retail customers, accelerating through Q1 2006 2005 year-to-year revenue growth attributable to sales of controllers and components to OEM customers which is not anticipated to be a stable source of revenue in future periods Increasing competitive and pricing pressures Uncertainty regarding Lexar's ability to secure a sufficient supply of cost- effective flash memory Uncertainty regarding ongoing litigation and protection of IP rights Uncertainty, time, and expense regarding recovery for damages in Toshiba litigation Lexar's continued need to invest substantial resources into R&D in order to successfully compete

IP Litigation Remains a Challenge Toshiba litigation: Jury trial in March 2005 resulted in $465 million judgment in favor of Lexar In December 2005 Court ordered a new trial and set aside the judgment; Toshiba and Lexar have appealed that decision to the California Court of Appeals Two other court matters involving Toshiba (and others) and claims of patent infringement are expected to go to trial in late 2006 or early 2007 Lexar filed a complaint on April 11, 2006, against Toshiba with the International Trade Commission (ITC) Litigation has been going for over 3 years; 2005 cost ~$20m; Potential for several more years of litigation before final resolution

Valuation Analysis Deustche Bank determined that Micron's proposed exchange ratio is fair Implied offer price of $8.94 per Lexar common stock based on the value of Micron's common stock as of March 3, 2006 (the Friday before the merger agreement was signed) $9.59 based on Micron's share price of $17.05 as of May 5, 2006 Completed several different analyses to value Lexar and merger consideration, including: Price trading history analysis: LTM trading range of $2.68-$9.50 Selected publicly-traded companies analysis based on estimated 2006 revenue: $3.87-$12.31 Selected precedent M&A transaction analysis: $3.69-$7.52 Discounted cash flow analysis: $5.51-$7.93 Stock price premium analysis: $7.59-$11.05 Exchange ratio premium analysis: $7.67-$10.78

Micron Stock History Micron's two year stock price performance: Market Capitalization: $11,797 MM Stock Price as of 5/5/06: $17.05 as % of 52 week high: 98% CY06E Revenue Multiple 1.7x CY07E Revenue Multiple 1.4x CY06E P/E Multiple 38.2x CY07E P/E Multiple 15.1x 03/8/06: Lexar transaction announced

Positive Wall Street Analyst Reaction "...this transaction will allow Lexar to procure NAND from Micron at a more advantageous cost, which should allow the new company to better compete with SanDisk, given its ability to procure NAND capacity more easily and at a lower cost." - Goldman Sachs, 3/8/06 "We note that several major LEXR shareholders oppose the transaction on the grounds that it undervalues LEXR and have sought alternatives. However, we believe that while LEXR's business model could work as a part of a vertically integrated entity such as the LEXR-MU combination, the business looks unattractive on a standalone basis." - JPMorgan, 4/25/06 "We believe that the MU merger is logical under these very difficult conditions, but a higher valuation seems hard to justify." - SG Cowen, 3/28/06 "We believe the acquisition of LEXR is uniquely beneficial to MU, and that other potential combinations represent substantially less economic value. By achieving vertical integration between the two companies and transferring IP, we believe MU can restore the LEXR business model to profitability." - UBS, 3/28/06 "The combined company will have a vertically integrated business model for flash cards similar to SanDisk's business model.... Lexar has always suffered because it has not been able to control the cost of the flash component and this merger gives it control of the input cost." - Bear Stearns, 3/08/06

Roadmap To Completion Mechanics Stockholder vote is currently scheduled for June 2 at 8 a.m. PDT Expect closing to occur within 1-2 business days after shareholder approval If stockholders do not approve current transaction, and no other superior offer has been made and accepted, Lexar would continue as a separate, stand-alone entity Current problems would continue, and possibly be exacerbated Possibly viewed as a "wounded" competitor Would most likely need to raise additional capital, resulting in stockholder dilution, to fund operations and continue IP litigation strategy

Vote "FOR" the Proposed Merger THOROUGH PROCESS - Lexar's board conducted an extensive and thorough exploration of its strategic alternatives: Contacted and /or received inquiries from 11 parties, including Micron Eight companies entered into non-disclosure agreements Five companies engaged in formal due diligence Received two acquisition proposals, one of which was from Micron Board met approximately 20 times to consider various strategic possibilities and partners FAIR PRICE - Lexar's board undertook a thorough review process and Deutsche Bank Valuation Analysis strongly supports the merger consideration PREMIUM - The offer price represents a premium of 28%, 33% and 19% to average closing price for one week, four weeks and eight weeks, respectively, ended March 3, 2006 (Friday before merger agreement was signed) 19% premium to the closing price on March 7, 2006 (one day prior to public announcement) 35% premium based on current Micron's closing price as of May 5, 2006

Additional Transaction Background Merger agreement - closing and related terms Standard prohibition from soliciting other offers If Lexar receives an unsolicited superior offer, it may engage in discussions with third party making the offer Usual and customary closing conditions Additionally, transfer of Lexar patents to new entity with one or more private investors as majority owner Termination of credit agreements and release of liens Termination fee Lexar has agreed to pay Micron a termination fee of $22 million if the merger agreement is terminated under certain circumstances, including if: Lexar enters into a definitive binding agreement with respect to a superior offer and terminates the merger agreement: or if the merger has not been completed by December 6, 2006 or Lexar's stockholders fail to approve the adoption of the merger agreement, either Lexar or Micron terminates the merger agreement, prior to the termination of the merger agreement there has been public disclosure of an acquisition proposal with respect to Lexar and within 12 months following the termination of the merger agreement, the acquisition of Lexar is consummated or Lexar enters into a letter of intent or definitive agreement for an acquisition